SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

03 DEC -9 AM 7:21

December 5, 2003

VIA FEDERAL EXPRESS

03045094

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

- Notice and Agenda, dated December 1, 2003 of the Company's Extraordinary General Meeting of Shareholders to be held on December 19, 2003, together with all related material as mailed to Shareholders.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Richard V. Zolezzi
Senior Vice President and General Counsel

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cc: Robert A. Zuccaro, Esq.

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SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com

FILE NO.
82 - 34708

NOTICE AND AGENDA

Extraordinary General Meeting of Shareholders
of
SPL WorldGroup B.V.
to be held on December 19, 2003

Dear Shareholders:

This is to notify you that an Extraordinary General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Friday, December 19, 2003 at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for all Shareholders, Netherlands Time.

The meeting is being called to elect Harry Debes, the Company's Chief Executive Officer, to the Board of Directors of the Company. Mr. Debes is being proposed for election to the Board to fill the vacancy created by the departure of CD Hobbs, the Company's former Chief Executive Officer.

The election of Directors of the Company is governed under Dutch law and, separately, by the terms of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement") for those shareholders who are parties to the Shareholders Agreement. Under section 2.4.6 of the Shareholders Agreement, all parties to the Shareholders Agreement are required to vote their shares to elect the Company's Chief Executive Officer as a Director of the Company. Because this election does not involve the election of other Outside and Inside Directors as described in the Shareholders Agreement, the separate nomination and election process outlined in the Shareholders Agreement is not applicable.

Accompanying this Notice and Agenda is a form of Proxy for your attention. Please sign and fax the Proxy to the following address not later than midnight in Amsterdam on Thursday, December 18, 2003:

TO: Mr. John Paans
Baker & McKenzie
Amsterdam **Fax No. +31-20-620-7475**

Dated: December 1, 2003

/s/ Richard V. Zolezzi
Richard V. Zolezzi
Senior Vice President and General Counsel

FILE NO.
82 - 34708

Please fax this form when completed, **but not later than December 18, 2003:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam. **Fax No. +31-20-620-7475**

PROXY

Extraordinary General Meeting of Shareholders of SPL WorldGroup B.V.
December 19, 2003

The undersigned, being a Shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders and at 10:00 A.M. for all Shareholders, Netherlands Time, on December 19, 2003, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR election to the Board of Directors of Harry Debes, the Chief Executive Officer of the Company.

Dated: December ____, 2003.

____
signature of Shareholder

____
name of Shareholder

FILE NO.
82 - 34708

To the Shareholders of SPL WorldGroup B.V.

Harry Debes is SPL's new CEO

I'm very pleased to tell you that the Board has appointed a new CEO, Harry Debes, who started work on November 10th.

Harry comes to us from senior positions at J.D. Edwards (now a part of PeopleSoft) and at enterprise software vendor GEAC. His experience in the software applications market, his international expertise, his proven track record, and, above all, his drive and energy, make him the right person for SPL.

We conducted a thorough, deliberate search for a new CEO after CD Hobbs left early in May of this year. The Board was determined to get the right person. A sub-committee of two was appointed: Roger Pierce to head up the search effort and myself to oversee the day to day operation of the company until a new CEO could be appointed. My job was to give Roger and his team the time to find the right person.

We sought a CEO with demonstrated leadership and achievement in the computer industry, with specific in-depth experience in software. Harry spent the past two years as senior vice president of sales and services for the Americas at J.D. Edwards, where he ran a $600 million organization with 1500 people—80 percent of the total J.D. Edwards business. Before that, he spent ten years at GEAC, first as head of the Asia-Pacific business and then as president of GEAC Enterprise Solutions Americas—a $200 million division.

And Harry knows computers. Early in his career, he worked as a systems engineer and marketing representative for IBM Canada. Then he founded and led his own company, Columbus Systems, an IBM VAR. He can also read a balance sheet – he has an MBA in Accounting and Finance.

The Board sought a CEO with a global view and an understanding of how to do business worldwide. Harry is a Canadian who, during his eight years in Australia (he is a dual Australian/Canadian citizen), grew GEAC's Asia-Pacific business from $2 million to $120 million annually.

The Board sought a CEO with experience in making "build or buy" decisions and with expertise in handling mergers and acquisitions. Harry grew GEAC's Asia-Pacific business largely through a series of self-funded strategic acquisitions.

We also sought a business strategist who could put plans into action. While at J.D. Edwards, Harry reshaped the company's strategy, with an emphasis on services, sales and pre-sales, and business alliances. There is no doubt that Harry is an "action man" after my own heart.

We had more criteria, of course. The Board sought a CEO with a firm command of channel marketing and the ability to forge and foster strategic alliances. Harry has done that in every company he's managed. The company he founded was IBM Canada's VAR of the Year for new

business sales for five years in a row. And last year, he was named to the *VARBusiness* list of top 100 CEOs.

I've saved the most important aspects for last. Harry has an industry-wide reputation for integrity. His career demonstrates continuing commitment to customers, an ability to lead and inspire staff, and honest, open communication. In every aspect of his professional life, Harry Debes has lived the SPL values.

This has been a difficult year for SPL with a depressed market and a change of CEO, but the Board is confident that Harry Debes will lead SPL to new levels of achievement.

Trevor Winer
Chairman of the Board
December 1, 2003